Exhibit 99.1

STAR FASHION CULTURE HOLDINGS LIMITED
12F, No.611, Sishui Road
Huli District
Xiamen
People’s Republic of China

PROXY STATEMENT AND NOTICE OF
EXTRAORDINARY GENERAL MEETING

To the shareholders of	July 1, 2026
Star Fashion Culture Holdings Limited	Xiamen, China

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of Star Fashion Culture Holdings Limited (the “Company”) will be held on July 13, 2026, at 10:00 A.M., Beijing Time (July 12, 2026, at 10:00 P.M., Eastern Time). The Meeting will be held at 12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China.

The matters to be acted upon at the Meeting are described in the Notice of Extraordinary General Meeting and Proxy Statement.

The board of directors of the Company (the “Board”) has fixed the close of business on June 16, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The Notice of Extraordinary General Meeting and Proxy Statement and form of proxy card will first be mailed or given to the Company’s shareholders on or about July 1, 2026.

Only holders of our Class A ordinary shares, par value US$0.0004 per share, and our Class B ordinary shares, par value US$0.0004 per share on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board,
/s/ Liu Xiaohua
Liu Xiaohua
Chairman of the Board and Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING
STAR FASHION CULTURE HOLDINGS LIMITED (THE “COMPANY”)

TIME:	July 13, 2026, at 10:00 A.M., Beijing Time (July 12, 2026, at 10:00 P.M., Eastern Time)
PLACE:	12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China
ITEMS OF BUSINESS:
Proposal One	By ordinary resolutions:

(i)     to approve the terms of the allotment of up to 5,000,000 authorised but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (as approved at the annual general meeting of the Company held on 24 February 2026 (the “AGM”)) (the “Share Allotment”) be revised, such that the consideration (the “Consideration”) for the Share Allotment shall be determined by the board of directors of the Company (the “Board”) in reference to a stock price analysis report (the “Report”) prepared and issued by a valuation institution (the “Valuer”) as selected by the Board at a later stage during a period of up to three years from the date of the AGM;

(ii) to authorize the Board to determine and finalize the Consideration in reference to the final version of the Report;

(iii)   to authorize and instruct the Board to identify, select and appoint an independent and suitably qualified valuation institution as the Valuer for the purposes of determining the Consideration and preparing and issuing the Report;

(iv)   to authorize and direct any director of the Company (each a “Director”) and/or officer of the Company (each an “Authorized Person”) to negotiate with the Valuer, and, in connection therewith, to execute and deliver a service agreement (the “Agreement”) between the Company and the Valuer on behalf of the Company;

(v)    to authorize any Authorized Person to do all other such acts and things, execute any documents, agreements, instruments or otherwise, as they consider necessary or desirable for the purposes of effecting the Agreement; and

(vi)   to otherwise confirm and ratify the rest of the ordinary resolutions passed at the AGM in connection with the Share Allotment (save for the above that are amended by these resolutions) in all respects.

Proposal Two	By ordinary resolutions:

(i)     to approve the offer and sale (the “Offering”) of an aggregate of up to 10,000,000 authorized but unissued Class A ordinary shares of US$0.0004 par value each of the Company (the “Offering Shares”) through one or more placement agents, with the final price to be determined at Pricing.

(ii)    to approve in connection with the Offering, the submission and filing of a registration statement (the “Registration Statement”) on Form F-1, including all amendments or supplements thereto (the “Form F-1”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended as part of the Offering;

(iii)   to authorize any Authorized Person to (i) execute the Registration Statement on behalf of the Company or, where necessary or appropriate, the Company’s common seal be affixed in the presence of such Authorized Person (with such amendment to the Registration Statement in any manner as any Authorized Person considers necessary or desirable, such approval of an amendment (if any) to be conclusively evidenced by due execution and delivery of the Registration Statement by or on behalf of the Company) and (ii) take all such steps, execute all such documents and provide all such information as may be reasonable and necessary in connection with the Offering;

(iv)   to authorize and approve the offering and allotments of the Offering Shares in accordance with the terms and conditions to be set out in the Registration Statement and the final offering price per Offering Share to be determined by subsequent action of the Board or a committee of the Board to be appointed for that purpose, and that, upon closing of the Offering,

(a)     the issuance and allotment of the Offering Shares in connection with the Offering on the terms and conditions of the Registration Statement, fully paid to the prospective investors, be and is hereby approved and the names of such prospective investors be entered into the listed register of members of the Company established by the Company as the holders of the relevant number of Offering Shares so allotted and issued; and

(b) if required, any Director be and each of them hereby is authorized to issue the share certificate(s) for such allotments of the Offering Shares;

(v)    to authorize the Board to identify, select and appoint one or more placement agents in connection with the Offering, and to negotiate, determine, approve and finalize the terms and conditions of the Offering, including, without limitation, the final offering price per Offering Share, the placement arrangements, the compensation and fees payable to such placement agent or agents, and all other terms and conditions of any placement agreement, engagement letter, subscription agreement and any other documents or arrangements relating to the Offering, as the Board may in its sole discretion consider necessary, desirable or appropriate;

(vi)   to authorize any Authorized Person to approve, on behalf of the Company, the terms of any documents (the “Ancillary Documents”) that such Authorized Person consider necessary or desirable in connection with the transactions contemplated by the Registration Statement (including, without limitation, any director’s certificate and/or officer certificate required to be given by any Authorized Person for and on behalf of the Company in connection with the Offering), such approval to be evidenced by the execution and delivery, or by his witnessing of the affixing of the Company’s common seal (if necessary or appropriate), as the case may be, on the Ancillary Documents in accordance with paragraph (iii);

(vii) to authorize each Ancillary Document be executed by or on behalf of the Company in any of the ways specified in paragraph (iii); and

(viii) to authorize any Authorized Person to do all other such acts and things as such Authorized Person (or his alternate) considers necessary or desirable for the purposes of the transactions contemplated by the Registration Statement and in connection with the Offering.

Proposal Three

By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One and/or the Proposal Two.

WHO MAY VOTE:	You may vote if you were a shareholder of record on June 16, 2026.
DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about July 1, 2026.
By order of the Board,
/s/ Liu Xiaohua
Liu Xiaohua
Chairman of the Board and Chief Executive Officer

ABOUT THE EXTRAORDINARY GENERAL MEETING

What am I voting on?

You will be voting on the following:

Proposal One	By ordinary resolutions:

(i)     to approve the terms of the allotment of up to 5,000,000 authorised but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (as approved at the annual general meeting of the Company held on 24 February 2026 (the “AGM”)) (the “Share Allotment”) be revised, such that the consideration (the “Consideration”) for the Share Allotment shall be determined by the board of directors of the Company (the “Board”) in reference to a stock price analysis report (the “Report”) prepared and issued by a valuation institution (the “Valuer”) as selected by the Board at a later stage during a period of up to three years from the date of the AGM;

(ii) to authorize the Board to determine and finalize the Consideration in reference to the final version of the Report;

(iii)   to authorize and instruct the Board to identify, select and appoint an independent and suitably qualified valuation institution as the Valuer for the purposes of determining the Consideration and preparing and issuing the Report;

(iv)   to authorize and direct any Director and/or officer of the Company (each an “Authorized Person”) to negotiate with the Valuer, and, in connection therewith, to execute and deliver a service agreement (the “Agreement”) between the Company and the Valuer on behalf of the Company;

(v)    to authorize any Authorized Person to do all other such acts and things, execute any documents, agreements, instruments or otherwise, as they consider necessary or desirable for the purposes of effecting the Agreement; and

(vi)   to otherwise confirm and ratify the rest of the ordinary resolutions passed at the AGM in connection with the Share Allotment (save for the above that are amended by these resolutions) in all respects.

Proposal Two	By ordinary resolutions:

(i)     to approve the offer and sale (the “Offering”) of an aggregate of up to 10,000,000 authorized but unissued Class A ordinary shares of US$0.0004 par value each of the Company (the “Offering Shares”) through one or more placement agents, with the final price to be determined at Pricing.

(ii)    to approve in connection with the Offering, the submission and filing of a registration statement (the “Registration Statement”) on Form F-1, including all amendments or supplements thereto (the “Form F-1”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended as part of the Offering;

(iii)   to authorize any Authorized Person to (i) execute the Registration Statement on behalf of the Company or, where necessary or appropriate, the Company’s common seal be affixed in the presence of such Authorized Person (with such amendment to the Registration Statement in any manner as any Authorized Person considers necessary or desirable, such approval of an amendment (if any) to be conclusively evidenced by due execution and delivery of the Registration Statement by or on behalf of the Company) and (ii) take all such steps, execute all such documents and provide all such information as may be reasonable and necessary in connection with the Offering;

(iv)   to authorize and approve the offering and allotments of the Offering Shares in accordance with the terms and conditions to be set out in the Registration Statement and the final offering price per Offering Share to be determined by subsequent action of the Board or a committee of the Board to be appointed for that purpose, and that, upon closing of the Offering,

(c)     the issuance and allotment of the Offering Shares in connection with the Offering on the terms and conditions of the Registration Statement, fully paid to the prospective investors, be and is hereby approved and the names of such prospective investors be entered into the listed register of members of the Company established by the Company as the holders of the relevant number of Offering Shares so allotted and issued; and

(d) if required, any Director be and each of them hereby is authorized to issue the share certificate(s) for such allotments of the Offering Shares;

(v)    to authorize the Board to identify, select and appoint one or more placement agents in connection with the Offering, and to negotiate, determine, approve and finalize the terms and conditions of the Offering, including, without limitation, the final offering price per Offering Share, the placement arrangements, the compensation and fees payable to such placement agent or agents, and all other terms and conditions of any placement agreement, engagement letter, subscription agreement and any other documents or arrangements relating to the Offering, as the Board may in its sole discretion consider necessary, desirable or appropriate;

(vi)   to authorize any Authorized Person to approve, on behalf of the Company, the terms of any documents (the “Ancillary Documents”) that such Authorized Person consider necessary or desirable in connection with the transactions contemplated by the Registration Statement (including, without limitation, any director’s certificate and/or officer certificate required to be given by any Authorized Person for and on behalf of the Company in connection with the Offering), such approval to be evidenced by the execution and delivery, or by his witnessing of the affixing of the Company’s common seal (if necessary or appropriate), as the case may be, on the Ancillary Documents in accordance with paragraph (iii);

(vii) to authorize each Ancillary Document be executed by or on behalf of the Company in any of the ways specified in paragraph (iii); and

(viii) to authorize any Authorized Person to do all other such acts and things as such Authorized Person (or his alternate) considers necessary or desirable for the purposes of the transactions contemplated by the Registration Statement and in connection with the Offering.

Proposal Three

By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One and/or the Proposal Two.

Who is entitled to vote?

Only shareholders of record as of the close of business on June 16, 2026, which we refer to as the “Record Date”, are entitled to receive notice of, and to attend and vote at, the Meeting. As of June 16, 2026, we had 1,161,276 Class A Ordinary Shares and 32,500 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each share held for each of the proposals. Holders of Class B Ordinary Shares as of the Record Date are entitled to one hundred (100) votes for each share held for each of the proposals.

How do I vote before the Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By mail, by completing, signing, and returning the enclosed proxy card; or

(3)    During the Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Meeting, (2) voting again over the Internet prior to the time of the Meeting, or (3) voting at the Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One — Three in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Meeting?

Your shares are counted as present at the Meeting if you attend the Meeting and vote in person or if you properly return a proxy by internet or mail. According to the Company’s second amended and restated memorandum and articles of association, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting shall be a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Meeting. If a quorum is not present within fifteen minutes from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors of the Company, and if at the adjourned meeting a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. This proposal requires an ordinary resolution, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

Proposal Two. This proposal requires an ordinary resolution, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

Proposal Three. This proposal requires an ordinary resolution, being the affirmative (“FOR”) votes of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. All of the proposals presented at the Meeting are considered “non-routine” matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Meeting.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Meeting.

PROPOSAL ONE

BY ORDINARY RESOLUTIONS, TO APPROVE THE CONSIDERATION FOR THE ALLOTMENT OF FIVE MILLION AUTHORISED BUT UNISSUED CLASS B ORDINARY SHARES TO XINGJI ZHANGPINGTING LIMITED BE DETERMINED BY A VALUATION INSTITUTION AS SELECTED BY THE BOARD OF DIRECTORS OF THE COMPANY

(ITEM 1 ON THE PROXY CARD)

Background

On June 15, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions:

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

Proposal One — “RESOLVED as ordinary resolutions that:

(i)     the terms of the allotment of up to 5,000,000 authorized but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (as approved at the annual general meeting of the Company held on 24 February 2026 (the “AGM”)) (the “Share Allotment”) be revised, such that the consideration (the “Consideration”) for the Share Allotment shall be determined by the board of directors of the Company (the “Board”) in reference to a stock price analysis report (the “Report”) prepared and issued by a valuation institution (the “Valuer”) as selected by the Board at a later stage during a period of up to three years from the date of the AGM;

(ii)    the Board be and hereby is authorized to determine and finalize the Consideration in reference to the final version of the Report;

(iii)   the Board be and is hereby authorized and instructed to identify, select and appoint an independent and suitably qualified valuation institution as the Valuer for the purposes of determining the Consideration and preparing and issuing the Report;

(iv)   any Director and/or officer of the Company (each an “Authorized Person”) be and each is hereby, authorized and directed to negotiate with the Valuer, and, in connection therewith, to execute and deliver a service agreement (the “Agreement”) between the Company and the Valuer on behalf of the Company;

(v)    any Authorized Person be and each is hereby authorized to do all other such acts and things, execute any documents, agreements, instruments or otherwise, as they consider necessary or desirable for the purposes of effecting the Agreement; and

(vi)   the rest of the ordinary resolutions passed at the AGM in connection with the Share Allotment (save for the above that are amended by these resolutions) otherwise be and are hereby confirmed and ratified in all respects.”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY ORDINARY RESOLUTIONS, TO APPROVE THE OFFER AND SALE OF AN AGGREGATE OF UP TO TWENTY MILLION AUTHORIZED BUT UNISSUED CLASS A ORDINARY SHARES OF THE COMPANY

(ITEM 2 ON THE PROXY CARD)

Background

On June 15, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions:

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal Two — “RESOLVED as ordinary resolutions that:

(i)     to approve the offer and sale (the “Offering”) of an aggregate of up to 10,000,000 authorized but unissued Class A ordinary shares of US$0.0004 par value each of the Company (the “Offering Shares”) through one or more placement agents, with the final price to be determined at Pricing;

(ii)    in connection with the Offering, the submission and filing of a registration statement (the “Registration Statement”) on Form F-1, including all amendments or supplements thereto (the “Form F-1”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended as part of the Offering be and hereby is approved;

(iii)   any Authorized Person be and each is hereby authorized to (i) execute the Registration Statement on behalf of the Company or, where necessary or appropriate, the Company’s common seal be affixed in the presence of such Authorized Person (with such amendment to the Registration Statement in any manner as any Authorized Person considers necessary or desirable, such approval of an amendment (if any) to be conclusively evidenced by due execution and delivery of the Registration Statement by or on behalf of the Company) and (ii) take all such steps, execute all such documents and provide all such information as may be reasonable and necessary in connection with the Offering;

(iv)   the offering and allotments of the Offering Shares in accordance with the terms and conditions to be set out in the Registration Statement and the final offering price per Offering Share to be determined by subsequent action of the Board or a committee of the Board to be appointed for that purpose, be and are hereby authorized and approved and that, upon closing of the Offering,

(a)     the issuance and allotment of the Offering Shares in connection with the Offering on the terms and conditions of the Registration Statement, fully paid to the prospective investors, be and is hereby approved and the names of such prospective investors be entered into the listed register of members of the Company established by the Company as the holders of the relevant number of Offering Shares so allotted and issued; and

(b)    if required, any Director be and each of them hereby is authorized to issue the share certificate(s) for such allotments of the Offering Shares;

(v)    the Board be and hereby is authorised to identify, select and appoint one or more placement agents in connection with the Offering, and to negotiate, determine, approve and finalise the terms and conditions of the Offering, including, without limitation, the final offering price per Offering Share, the placement arrangements, the compensation and fees payable to such placement agent or agents, and all other terms and conditions of any placement agreement, engagement letter, subscription agreement and any other documents or arrangements relating to the Offering, as the Board may in its sole discretion consider necessary, desirable or appropriate;

(vi)   any Authorized Person be and each of them is authorized to approve, on behalf of the Company, the terms of any documents (the “Ancillary Documents”) that such Authorized Person consider necessary or desirable in connection with the transactions contemplated by the Registration Statement (including, without limitation, any director’s certificate and/or officer certificate required to be given by any Authorized Person for and on behalf of the Company in connection with the Offering), such approval to be evidenced by the execution and delivery, or by his witnessing of the affixing of the Company’s common seal (if necessary or appropriate), as the case may be, on the Ancillary Documents in accordance with paragraph (iii);

(vii)  each Ancillary Document be executed by or on behalf of the Company in any of the ways specified in paragraph (iii); and

(viii) any Authorized Person be and each of them is authorized to do all other such acts and things as such Authorized Person (or his alternate) considers necessary or desirable for the purposes of the transactions contemplated by the Registration Statement and in connection with the Offering.”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY AN ORDINARY RESOLUTION, TO APPROVE THE MEETING BE ADJOURNED TO A LATER DATE AS THE CHAIRMAN OF THE MEETING SHALL DEEM NECESSARY IN HIS SOLE AND ABSOLUTE DISCRETION

(ITEM 3 ON THE PROXY CARD)

Background

On June 15, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions:

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal Three — “RESOLVED as an ordinary resolution that the chairman of the Meeting be and is hereby authorized to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the above resolutions.”

Consequences if the Proposal Three is Not Approved

If Proposal Three is presented to the Meeting and is not approved by the shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date or dates in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve any and/or all the above Proposals. In such events, some or all of the above Proposals would not be approved.

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, proxy statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director: Star Fashion Culture Holdings Limited; 12F, No.611, Sishui Road, Huli District, Xiamen, People’s Republic of China. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at: http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board,
/s/ Liu Xiaohua
Liu Xiaohua
Chairman of the Board and Chief Executive Officer